UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Cook Inc. (“Cook”) has announced that on June 24, two patients were treated by doctors in Brazil for debilitating leg pain and became the first patients outside the United States to receive a paclitaxel-coated stent to treat peripheral arterial disease. The two patients received Cook's Zilver® PTX™ drug-eluting vascular stent as part of a worldwide trial to determine whether drug-eluting stents are as effective in treating peripheral arterial disease as they are in treating heart disease.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: July 11, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

PRESS RELEASE

July 11, 2005

Two Patients Treated in First International Case Testing Drug-Eluting Stents To Treat Peripheral Arterial Disease

VANCOUVER, BC, July 11, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner Cook Inc. (“Cook”) today announced that on June 24, two patients were treated by doctors in Brazil for debilitating leg pain and became the first patients outside the United States to receive a paclitaxel-coated stent to treat peripheral arterial disease. The two elderly gentlemen were walking without pain and released from Casa de Saude Sao Jose hospital the day after they received Cook's Zilver® PTX™ drug-eluting vascular stent as part of a worldwide trial to determine whether drug-eluting stents are as effective in treating peripheral arterial disease as they are in treating heart disease.

Marcelo Ferreira, M.D., vascular surgeon at Casa de Saude Sao Jose, implanted Zilver PTX paclitaxel-eluting stents in two elderly men in a procedure that was broadcast live during the Simposio Internacional de Techniques Endovascular in Rio de Janeiro. Each patient received four stents in his femoropopliteal artery, the major artery in the thigh.

Cook’s Zilver PTX trial is the first trial ever to test whether paclitaxel-eluting stents can be used to successfully treat peripheral arterial disease, a seriously under-diagnosed disorder affecting up to 20 percent of the adult population worldwide. Drug-eluting stents have been used with extraordinary success in treating patients with heart disease.

"The patients had a very difficult time walking before the treatment, but were walking without pain shortly after the implant," Ferreira said. "We expect the paclitaxel-coated stent to work for a long time in keeping the arteries clear from restenosis, or a blockage of the arteries over time."

Peripheral arterial disease affects blood vessels that lead from the heart to other areas of the body such as the legs, feet and kidneys. When the blood vessels become blocked due to fatty-deposit buildup, blood circulation is restricted. Untreated, peripheral arterial disease results in pain when walking and can lead to gangrene and amputation. PAD affects up to 10 million Americans and 27 million people in North America and Europe every year.

While bare metal stents have been used to treat peripheral arterial disease, in many cases patients' arteries become clogged again over time as scar tissue forms around the implanted stent. To prevent this renarrowing of the patient's artery, the Zilver PTX is coated with paclitaxel, a drug approved for clinical use as an anti-cancer agent and used successfully with coronary stents to reduce the risk of renarrowing of the artery.

Cook's clinical trial started in March, after the first patient was treated with the Zilver PTX device at Stanford University in California. The Zilver PTX trial is being conducted initially in 31 U.S. medical facilities and will enroll 60 patients, with an expanded trial likely, pending further FDA review. In May, Cook expanded its trial to include up to 760 patients at more than 50 sites in Europe, Asia, Australia, Canada and Latin America. The study compares the safety and effectiveness of the drug-eluting stent to standard PAD interventions.

"The techniques and technologies for treating patients with this often crippling, painful disease have advanced, but there's much more we can do," said Rob Lyles, global leader of Cook's Diagnostic and Interventional products division, which developed the Zilver PTX stent. "We are optimistic that drug eluting stents like the Zilver PTX can further advance the treatment of peripheral arterial disease and can improve patient outcomes."

Cook's Zilver PTX Drug-Eluting Vascular Stent is an investigational device not approved for sale in the United States. It is under investigation for the use in the treatment of symptomatic vascular disease of the above-the-knee femoropopliteal artery. Peripheral arterial disease can be a predictor of an increased risk of cardiovascular disease or stroke. Risk factors for PAD include smoking, diabetes and high blood pressure.

Cook Inc. holds a co-exclusive license from Angiotech for the use of paclitaxel in the peripheral vascular and gastrointestinal fields of use.

The world's largest privately held medical device manufacturer with international headquarters in Bloomington, Ind., COOK® (www.cookmedical.com) is a leading designer, manufacturer and global distributor of minimally invasive medical device technology for diagnostic and therapeutic procedures. Since its founding in 1963, Cook has created innovative technologies for stents and stent-grafts, catheters, wire guides, introducer needles and sheaths, embolization coils, medical biomaterials, vena cava filters, implanted cardiac lead extraction equipment and other minimally invasive medical devices.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Vice President, Investor Relations and Communications

Angiotech Pharmaceuticals (604) 221-7676 ext 6933

Rui Avelar, Senior Vice President, Medical Affairs and Communications

Angiotech Pharmaceuticals, Inc (604) 221-7676 ext 6996